The Fund held its annual meeting of shareholders on December, 19, 2011. Common/Preferred shareholders voted as indicated below:
 					Affirmative 	Withheld Authority

California Municipal II
Election of Bradford K. Gallagher-
Class III to serve until 2014           27,033,508      1,219,391
Election of Deborah A. Zoullas-
Class II to serve until 2013            26,811,076      1,441,823
Re-election of John C. Maney++-
Class III to serve until 2014           26,981,482      1,271,417

The other members of the Board of Trustees at the time of the meeting, namely Hans W. Kertess+, James A. Jacobson+,William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Funds.
+ Preferred Shares Trustee
++ Interested Trustee